Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES SETTLEMENT OF PROXY CONTEST

Eugene Melnyk Will Attend Meeting and Vote in Favour of Biovail’s Nominees

TORONTO, Canada — May 25, 2009 — Biovail Corporation (NYSE/TSX:BVF) today announced that it has settled the proxy contest with Eugene Melnyk in connection with the annual and special meeting of shareholders to be held on Thursday, May 28, 2009.

Pursuant to the terms of the settlement agreement, Mr. Melnyk has agreed to attend the shareholders’ meeting for quorum purposes and to vote the 16,420,272 common shares held by him and his holding company EM Holdings B.V. in favour of Biovail’s nominees to the Board of Directors and in favour of all other matters proposed by the Company in Biovail’s Notice of Meeting.

Mr. Melnyk has also agreed not to, directly or indirectly, participate in a proxy contest or make a shareholder proposal or a shareholder requisition at any time until the completion of Biovail’s shareholders’ meeting to be held in 2010.

Mr. Melnyk will withdraw his proposed nominees to the Board.  Biovail has agreed to appoint Mr. Frank Potter to the Company’s Board of Directors and Audit Committee immediately following the May 28, 2009 shareholders’ meeting.

“We are very pleased that we can now move forward and focus on the continued successful implementation of our New Strategic Focus through next year’s AGM,” said Dr. Douglas Squires, Chairman of the Biovail Board of Directors.

As previously announced, Biovail’s 2009 Annual and Special Meeting will be held at 10:00 a.m. (Eastern time) on Thursday May 28, 2009 in the Glenn Gould Studio of the CBC Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario.

The Proxy to Vote is BLUE

Biovail continues to urge all shareholders to vote their BLUE form of proxy in favour of the election of Biovail’s slate of director nominees and in favour of the Biovail resolutions.  Non-registered shareholders should vote the BLUE proxy by either fax or mail, depending if the shareholder lives in Canada or the United States.

Shareholders should contact their broker or intermediary to ensure that their voting instruction form is properly sent to Broadridge, the independent company responsible for tabulating votes. Shareholders with any questions about how to vote their shares should contact Biovail’s proxy solicitation agent Georgeson: toll-free in North America at 1-866-676-3028 (Bank and broker and collect calls: 1-212-806-6859).

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “target” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the risks detailed in our Management Proxy Circular and from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3.D of Biovail’s most recent Annual Report on Form 20-F.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.